UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) January 18, 2005

BLOCKBUSTER INC.

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	001-15153	52-1655102
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1201 Elm Street Dallas, Texas	75270
(Address of principal executive offices)	(Zip Code)

(214) 854-3000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On January 18, 2005, Blockbuster Inc. (“Blockbuster”) issued a press release announcing that it remains committed to pursuing an acquisition of Hollywood Entertainment Corporation (“Hollywood”) in spite of the recent announcement of the entry into a definitive merger agreement by Hollywood and Movie Gallery, Inc. A copy of the press release is attached hereto as Exhibit 99.1. Blockbuster also announced that, as is common in transactions of this nature, it has received a request for additional information from the Federal Trade Commission under the Hart-Scott-Rodino Regulatory Improvements Act of 1976 in connection with its proposed acquisition of Hollywood, and that it anticipates that it will be in substantial compliance with the request by the first week of February. In addition, Blockbuster remains optimistic that it will complete the Hart-Scott-Rodino process by the end of February, if not earlier.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description
99.1	Blockbuster Inc. press release, dated January 18, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BLOCKBUSTER INC.

Date: January 18, 2005	By:	/s/ Larry J. Zine
Larry J. Zine Executive Vice President, Chief Financial Officer and Chief Administrative Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Blockbuster Inc. press release, dated January 18, 2005